Exhibit 99.1

May 22, 2009

New Gold Inc.
3110-666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Dear Sirs:

Re: Arrangement between Western Goldfields Inc. (“WGI”) and New Gold Inc. (“New Gold”)

This letter sets out our agreement with respect to certain matters in connection with the proposed business combination by way of arrangement pursuant to a business combination agreement dated as of March 3, 2009 between WGI and New Gold (the “Agreement”) and as amended by letter agreement dated April 8, 2009. For good and valuable consideration (for which receipt is hereby acknowledged by both of us), we agree as follows:

1.	The Parties have determined that the Arrangement will not have the U.S. federal income tax consequences described in section 2.10 of the Agreement.

2.

Accordingly, and pursuant to section 7.01 of the Agreement and section 6.01 (a) of the Plan of Arrangement, the Plan of Arrangement shall be amended such that the merger of New Gold Subco and Western shall not occur, and the steps described in paragraphs 3.01(e),(f),(g) and (h) of the Plan of Arrangement (in the form attached as Appendix “A” to the Proxy Circular) shall be deleted.

3.	The Plan Arrangement, as amended in accordance with Section 2 above, shall be in the form attached hereto as Schedule “A”.

4.	Terms that are not otherwise defined herein shall have the meanings ascribed thereto in the Agreement.

WESTERN GOLDFIELDS INC.

By: “Brian Penny”

Name: Brian Penny
Title: Chief Financial Officer

Accepted as of the date above.

NEW GOLD INC.

By: “Susan Toews”

Name: Susan Toews
Title: Corporate Secretary

SCHEDULE “A”

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE
BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.01

Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)

“Arrangement” means the arrangement under the provisions of the OBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Business Combination Agreement, the provisions hereof or at the direction of the Court in the Final Order;

(b)

“Business Combination Agreement” means the business combination arrangement agreement dated as of March 3, 2009 between New Gold Inc. and Western Goldfields Inc., as amended, amended and restated or supplemented prior to the Effective Date;

(c)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(d)

“Canadian Resident” means a beneficial owner of Western Common Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

(e)	“Court” means the Ontario Superior Court of Justice (Commercial List);

(f)	“CRA” means the Canada Revenue Agency;

(g)

“Depositary” means Computershare Investor Services Inc. or any other trust company, bank or financial institution agreed to in writing between New Gold and Western for the purpose of, among other things, exchanging certificates representing Western Common Shares for New Gold Common Shares in connection with the Arrangement;

(h)	“Dissent Right” shall have the meaning ascribed thereto in Article 4.01;

(i)

“Dissenting Shareholder” means a registered holder of Western Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Western Common Shares;

(j)	“Effective Date” means the date shown on the certificate of arrangement issued under the OBCA giving effect to the Arrangement;

(k)	“Effective Time” means 12:01 am (Toronto Time) on the Effective Date;

(l)	“Electing Holdco Shareholder” means a Qualifying Holdco Shareholder who has elected the Holdco Alternative in accordance with the Business Combination Agreement;

(m)	“Eligible Holder” means: (i) a Canadian Resident, or (ii) an Eligible Non-Resident or (iii) an Electing Holdco Shareholder;

(n)

“Eligible Non-Resident” means a beneficial owner of Western Common Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Western Common Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

(o)	“Final Order” means the final order of the Court made in connection with the approval of the Arrangement, including all amendments thereto made prior to the Effective Time;

(p)	“Former Western Shareholders” means the holders of Western Common Shares immediately prior to the Effective Time;

(q)	“Holdco Alternative” shall have the meaning ascribed thereto in the Business Combination Agreement;

(r)

“In-The-Money Amount” in respect of a stock option means the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price under the option;

(s)	“Interim Order” means the interim order of the Court made pursuant to Section 182(5) of the OBCA in connection with the Arrangement, including any amendment thereto;

(t)	“New Gold” means New Gold Inc., a corporation existing under the Business Corporations Act (British Columbia);

(u)	“New Gold Common Shares” means the common shares in the capital of New Gold;

(v)	“New Gold Replacement Option” shall have the meaning ascribed thereto in Section 3.01(d);

(w)	“OBCA” means the Business Corporations Act (Ontario);

(x)

“Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith, and with the Business Combination Agreement and any order of the Court;

(y)	“Qualifying Holdco” shall have the meaning ascribed thereto in the Business Combination Agreement;

(z)	“Qualifying Holdco Shareholder” shall have the meaning ascribed thereto in the Business Combination Agreement;

(aa)	“Section 85 Election” shall have the meaning ascribed thereto in Section 3.02(c);

(bb)	“Share Consideration” means the Share Exchange Ratio plus $0.0001 in cash for each Western Common Share;

(cc)	“Share Exchange Ratio” means 1.0 of a New Gold Common Share for each Western Common Share;

(dd)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

(ee)	“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

(ff)	“Western” means Western Goldfields Inc., a corporation existing under the OBCA;

(gg)	“Western Common Shares” means the issued and outstanding common shares of Western;

(hh)	“Western Meeting” means the special meeting of the holders of Western Common Shares held to consider and approve, among other things, the Arrangement;

(ii)

“Western Options” means collectively the outstanding options to purchase Western Common Shares issued pursuant to the Western Stock Option Plan and pursuant to stand alone option agreements to which Western is a party; and

(jj)	“Western Stock Option Plan” means the 2006 Incentive Stock Option Plan of Western, as amended.

In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein shall have the same meaning herein as in the OBCA unless the context otherwise requires.

1.02

Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof’, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.03

Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.04

Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.05

Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.06

Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.07

Time of the Essence

Time shall be of the essence with respect to every provision of this Plan of Arrangement.

ARTICLE 2
BUSINESS COMBINATION AGREEMENT

2.01

Business Combination Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Business Combination Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

ARTICLE 3
ARRANGEMENT

3.01

Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)

each Western Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to New Gold and New Gold shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder shall be removed from the central securities register as a holder of Western Common Shares and New Gold shall be recorded as the registered holder of the Western Common Shares so transferred and shall be deemed to be the legal owner of such Western Common Shares;

(b)

each Western Common Share held by a Former Western Shareholder (other than a Dissenting Shareholder, a Qualifying Holdco the shares of which are owned by an Electing Holdco Shareholder, New Gold or any subsidiary of New Gold) shall be transferred to New Gold and in consideration therefor New Gold shall issue and pay the Share Consideration for each Western Common Share, subject to Sections 3.03, 3.04 and Article 5 hereof;

(c)

simultaneously with the transfer of the Western Common Shares pursuant to Section 3.01(b), all of the shares outstanding immediately prior to the Effective Time of each Qualifying Holdco that are owned by an Electing Holdco Shareholder, if any, shall be transferred by the holders thereof to New Gold in consideration for the Share Consideration that the Qualifying Holdco would have been entitled to receive pursuant to Section 3.01(b), subject to Sections 3.03, 3.04 and Article 5 hereof; and

(d)

each Western Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged, simultaneously with the transfer of the Western Common Shares pursuant to Section 3.01(b), for an option (a “New Gold Replacement Option”) to acquire, on the same terms and conditions as were applicable to such Western Option immediately before the Effective Time under the relevant Western Option Plan under which it was issued and/or the agreement evidencing such issuance, the number (rounded down to the nearest whole number) of New Gold Common Shares equal to the product of: (A) the number of Western Common Shares subject to such Western Option immediately prior to the Effective Time and (B) the Share Exchange Ratio. The exercise price per New Gold Common Share subject to any such New Gold Replacement Option shall be an amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Western Common Share subject to such Western Option immediately before the Effective Time divided by (B) the Share Exchange Ratio, provided that the exercise price otherwise determined shall be adjusted to the extent, if any, required to ensure that the In the Money Amount of the New Gold Replacement Option immediately after the exchange is not greater than the In the Money Amount of the exchanged Western Option immediately before the Effective Time. The terms of each New Gold Replacement Option shall be the same as the terms of the Western Option it is exchanged therefor, except as provided above and except that such New Gold Replacement Option shall be fully vested and that it shall not expire earlier as a result of the Arrangement being a change of control.

3.02

Post-Effective Time Procedures

(a)

On or promptly after the Effective Date, New Gold shall deliver or arrange to be delivered to the Depositary certificates representing the New Gold Common Shares required to be issued to Former Western Shareholders and Electing Holdco Shareholders (if any) and the requisite cash required to be paid to Former Western Shareholders and Qualifying Holdco Shareholders (if any) in accordance with the provisions of Section 3.01 hereof, which certificates and cash shall be held by the Depositary as agent and nominee for such Former Western Shareholders and Electing Holdco Shareholders (if any) for distribution to such Former Western Shareholders and Electing Holdco Shareholders (if any) in accordance with the provisions of Article 5 hereof.

(b)

Subject to the provisions of Article 5 hereof, Former Western Shareholders (other than Dissenting Shareholders, New Gold and any subsidiary of New Gold) and Electing Holdco Shareholders (if any) shall be entitled to receive delivery of the certificates representing the New Gold Common Shares and a cheque for the cash consideration to which they are entitled pursuant to Section 3.01(b) hereof.

(c)

An Eligible Holder whose Western Common Shares or shares of a Qualifying Holdco are exchanged, in either case, for the Share Consideration pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by New Gold, within 90 days after the Effective Date, duly completed with the details of the number of Western Common Shares or the number and type of shares of a Qualifying Holdco, transferred and the applicable agreed amounts for the purposes of such joint elections. New Gold shall, within 90 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder, for filing with the CRA (or the applicable provincial tax authority). Neither Western, New Gold nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, New Gold or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)

Upon receipt of a letter of transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, New Gold will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant tax election forms (including the Quebec tax election forms, if applicable) to the Eligible Holder.

3.03

No Fractional New Gold Common Shares

No fractional New Gold Common Shares shall be issued to Former Western Shareholders or Electing Holdco Shareholders. The number of New Gold Common Shares to be issued to Former Western Shareholders or Electing Holdco Shareholders shall be rounded down to the nearest whole New Gold Common Share in the event that a Former Western Shareholder or an Electing Holdco Shareholder is entitled to a fractional share.

3.04

Fractional Cash Consideration

Any cash consideration owing to a Former Western Shareholder or Electing Holdco Shareholder shall be rounded up to the next whole cent.

ARTICLE 4
DISSENT RIGHTS

4.01

Dissent Rights

Holders of Western Common Shares may exercise rights of dissent (“Dissent Rights”) pursuant to and in the manner set forth under section 185 of the OBCA, as modified by the Interim Order, with respect to Western Common Shares in connection with the Arrangement, provided that notwithstanding subsection 185(6) of the OBCA, the written objection to the special resolution to approve the Arrangement contemplated by Section 185(6) of the OBCA must be sent to Western by holders who wish to dissent and received by Western not later than 5:00 pm (Toronto Time) on the date that is one Business Day immediately prior to the Western Meeting or any date to which the Western Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Western Common Shares, which fair value shall be the fair value of such shares immediately before the passing by the holders of the Western Common Shares of the resolution approving the Arrangement, shall be paid an amount equal to such fair value by New Gold; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Western Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Western Common Shares and shall be entitled to receive only the consideration contemplated in Section 3.01(a) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, but in no case shall New Gold, Western or any other person be required to recognize holders of Western Common Shares who exercise Dissent Rights as holders of Western Common Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Western Common Shares who exercise Dissent Rights shall be deleted from the central securities register as holders of Western Common Shares at the Effective Time.

ARTICLE 5
DELIVERY OF NEW GOLD COMMON SHARES

5.01

Delivery of New Gold Common Shares

(a)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Western Common Shares or shares of Qualifying Holdco, as the case may be, that were exchanged for New Gold Common Shares in accordance with Section 3.01 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Western Common Shares or shares of Qualifying Holdco, as the case may be, formerly represented by such certificate under the OBCA and the articles of Western and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the New Gold Common Shares that such holder is entitled to receive in accordance with Section 3.01 hereof and a cheque for the cash consideration to which such holder is entitled.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.01(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Western Common Shares or shares of Qualifying Holdco shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the New Gold Common Shares and the cash consideration that the holder of such certificate is entitled to receive in accordance with Section 3.01 hereof.

5.02

Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Western Common Shares that were exchanged for New Gold Common Shares and the cash consideration in accordance with Section 3.01 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the New Gold Common Shares and a cheque in the amount of the cash consideration that such holder is entitled to receive in accordance with Section 3.01 hereof. When authorizing such delivery of a certificate representing the New Gold Common Shares and the cash consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such New Gold Common Shares and a cheque in the amount of the cash consideration is to be delivered shall, as a condition precedent to the delivery of such New Gold Common Shares and cheque, give a bond satisfactory to New Gold and the Depositary in such amount as New Gold and the Depositary may direct, or otherwise indemnify New Gold and the Depositary in a manner satisfactory to New Gold and the Depositary, against any claim that may be made against New Gold or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Western.

5.03

Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to New Gold Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Western Common Shares or shares of Qualifying Holdco unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02 hereof. Subject to applicable law and to Section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the New Gold Common Shares and a cheque for the cash consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such New Gold Common Shares.

5.04

Withholding Rights

New Gold and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Western Shareholder such amounts as New Gold or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Western Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.05

Limitation and Proscription

To the extent that a Former Western Shareholder or Electing Holdco Shareholder shall not have complied with the provisions of Section 5.01 or Section 5.02 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the New Gold Common Shares that such Former Western Shareholder or Electing Holdco Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such New Gold Common Shares, together with the cash consideration to which such Former Western Shareholder or Electing Holdco Shareholder was entitled, shall be delivered to New Gold by the Depositary and the share certificates shall be cancelled by New Gold, and the interest of the Former Western Shareholder or Electing Holdco Shareholder in such New Gold Common Shares and the cash consideration to which it was entitled shall be terminated as of such final proscription date.

5.06

Legality of New Gold Common Shares forming part of the Share Consideration

Notwithstanding anything else in this Plan of Arrangement, if it appears to New Gold that it would be contrary to applicable law to issue New Gold Common Shares to Former Western Shareholders or Electing Holdco Shareholders pursuant to the Arrangement to a person that is not a resident of Canada or the United States, the New Gold Common Shares that otherwise would be issued or transferred, as the case may be, to that person will be issued or transferred, as the case may be, and delivered to the Depositary for sale of the New Gold Common Shares by the Depositary on behalf of that person. The New Gold Common Shares delivered to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the New Gold Common Shares sold by it. Each such person will receive a pro rata share of the cash proceeds from the sale of the New Gold Common Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the New Gold Common Shares and any amount withheld in respect of applicable taxes) in lieu of New Gold Common Shares. The payment of the net proceeds will be subject to Section 5.04. None of Western, New Gold or the Depositary will be liable for any loss arising out of any such sales.

ARTICLE 6
AMENDMENTS

6.01

Amendments to Plan of Arrangement

(a)

New Gold and Western reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by New Gold and Western, (iii) filed with the Court and, if made following the Western Meeting, approved by the Court, and (iv) communicated to holders or former holders of Western Common Shares if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Western at any time prior to the Western Meeting provided that New Gold shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Western Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Western Meeting shall be effective only if: (i) it is consented to in writing by each of New Gold and Western; and (ii) if required by the Court, it is consented to by holders of the Western Common Shares voting in the manner directed by the Court.